IM Cannabis Reports 72% Increase in Q4 2019 Consolidated Revenue

  Consolidated revenues increased 72% to $2.5 million in Q4 2019, fiscal 2019 consolidated revenue increased 75% with a gross margin of 48%

  Strong financial position at December 31, 2019 with $13.9 million in cash, $21.7 million in working capital and no debt

  Sales agreements for $121.9 million in consolidated revenue to IMC over three years signed by Focus Medical subsequent to year-end

* Currency is in CAD$ unless specified otherwise

Toronto and Glil Yam, Israel, April 20, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce financial results for the three months and year ending December 31, 2019.

"I am extremely proud of the IMC team for continued excellence in achieving the Company's strategic priorities. Since inception, we have had the vision of becoming a leading medical cannabis brand in Israel and we have strengthened our platform to leverage throughout Europe. For IMC, this has meant an asset-light business model that prioritizes the recognition of our brand with physicians, pharmacists and patients. We have built on our momentum into 2020 with Focus Medical signing sales agreements for the distribution of medical cannabis to pharmacies in Israel under the IMC brand that are expected to total over $120 million in consolidated revenue over the next three years, and we have expanded our supply relationships to satisfy this demand. Lastly, amidst the volatility in the global cannabis market in the fourth quarter of 2019 and in 2020 with the COVID-19 pandemic, IMC remains in a very strong capital position to continue investing in its business with cash of $13.9 million and no debt. I truly believe IMC has a winning formula and we look forward to delivering continued value for our shareholders over the long-term," said Oren Shuster, CEO of IMC.

Business Highlights

Highlights during the three months ended December 31, 2019:

  Consolidated revenues increased to $2.5 million or 72%, compared to $1.4 million in the prior year, due to an increase in the quantity of medical cannabis sold and higher realized selling prices;

  On November 5, 2019, the Company's common shares began trading on the Canadian Securities Exchange ("CSE") under the ticker symbol "IMCC";

  Focus Medical expanded its cultivation operation at its Sde Avraham facility, increasing expected capacity by 60%; and

  Ended the year in a strong financial position with $13.9 million in cash, $21.7 million in working capital and no debt, after a successful equity offering raising gross proceeds of $20.4 million.

Highlights subsequent to December 31, 2019:

  Expanded innovation portfolio with US$0.7 million investment in Xinteza, with an option to invest up to US$1.7 million for up to 25% equity ownership, to develop innovative biosynthesis technology based on Weizmann Institute research;

  Established a joint venture and supply agreement in Greece with Galen Industries Single Member Societe Anonyme, whereby IMC will own a 25% interest in the joint venture and will be entitled to 25% of the medical cannabis produced by the joint venture at a preferred price for sale under the IMC brand;

  Appointed Rafeal Gabay and Vivian Bercovici to the Board of Directors;

  Supply agreements established between Focus Medical and Way of Life, Cannation and Intelicanna Ltd. (TASE:INTL) for Focus Medical to acquire an aggregate of 8,800kg of medical cannabis for IMC- branded products over the next three years; and

  Focus Medical signed sales agreements to supply an aggregate of 20,475kg of IMC-branded medical cannabis to five groups of Israeli pharmacies, representing over 260 retail pharmacies, in addition to e-commerce and home delivery platforms, with expected consolidated revenue over the next three years of $121.9 million and gross margins of approximately 50%.

Overview of results for the year and three months ended December 31, 2019

	For the year ended December 31,			For the three months ended December 31,
Financial Results	2019	2018	2017	2019	2018
Revenues ('000)	$9,074	$5,197	$4,393	$2,479	$1,439
Gross margin before fair value impacts in
cost of sales ('000)	$4,313	$3,422	$2,425	$881	$1,197
Gross margin before fair value impacts in
cost of sales (%)	48%	66%	55%	36%	83%
Net Income (Loss) ('000)	$(7,419)	$2,627	$727	$1,691	$1,268
Net Income (Loss) per share
Basic and Diluted	$(0.06)	$0.02	$0.01

		December 31,
Balance Sheet	2019	2018	2017
Total assets ('000)	$30,894	$14,994	$3,643
Total liabilities ('000)	$4,785	$3,383	$1,846
Working Capital	$21,682	$12,307	$1,278

	For the year ended December 31,
Operational Results - Medical Cannabis	2019	2018
Average net selling price of dried cannabis (per Gram)	$3.39	$2.61	$4.50	$2.43
Quantity produced (in Kilograms)	2,351	2,461	863	1,305
Quantity sold (in Kilograms)	2,180	1,597	482	462

IMC reported revenue for the three-month period ended December 31, 2019 of $2.5 million compared to $1.4 million for the three-month period ended December 31, 2018, an increase of $1.1 million or 72%. The increase in revenues was due to an increase in the quantity of medical cannabis sold and higher realized selling prices.

Gross profit before fair value impacts for the three-month period ended December 31, 2019 was $0.9 million compared to $1.2 million for the three-month period ended December 31, 2018. Higher sales volumes and pricing were offset by costs incurred to implement new regulatory requirements on medical cannabis producers.

Net income for the three-month period ended December 31, 2019 was $1.7 million compared to net income of $1.3 million for the three-month period ended December 31, 2018. This variance was due to the factors impacting gross margin before fair value impacts, higher expenses relating to employment and contracting of experienced personnel and experts, additional business development activities and additional corporate activities, offset by fair value gains related to the revaluation of warrants. Net income for the three-month period ended December 31, 2019 also included non-recurring expenses related to the listing of the Company on the CSE and the reverse takeover transaction, which amounted to $3.6 million and share-based payments in the amount of $2.7 million.

The complete audited financial statements and related management's discussion and analysis for the year and three months ended December 31, 2019, will be available under the Company's SEDAR profile at www.sedar.com.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC is establishing a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with two other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

IMC currently operates in the Israeli medical cannabis market by providing intellectual property and services to licensed producers.  Focus Medical Herbs Ltd. ("Focus Medical"), a licensed medical cannabis producer in Israel with whom the Company has exclusive commercial agreements, is the first major Israeli licensed producer to utilize the Company's intellectual property and know-how. Neither the Company nor any of its subsidiaries currently hold, directly or indirectly, any licenses to engage in the cultivation, production, processing, distribution or sale of medical cannabis in Israel. However, under International Financial Reporting Standards ("IFRS") 10, the Company is required to consolidate the results of Focus, a licensed propagator and cultivator of medical cannabis under the current Israeli regulatory regime, in its current financial results.

Financial Outlook

The Company and its management believe that the estimated revenues and gross margins contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered financial outlooks under applicable securities laws. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to the Sales Agreements and other previously announced Focus Medical sales agreements and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See "Disclaimer for Forward Looking Statements" below.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include, without limiting the foregoing, statements relating to the Company's projected revenue and gross margin over the next three years as a result of Focus Medical's recent sales agreements with certain Israeli pharmacy groups, the expected amount of IMC-branded medical cannabis to be supplied by Focus Medical over the next three years to such Israeli pharmacy groups, the expected amount of medical cannabis to be sourced from third party suppliers by Focus Medical, the Company's joint venture in Greece, the Company's ability to continue to invest in its business despite the recent volatility in the cannabis markets and COVID-19 and the Company's strategic plans.  Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies, views and regulations affecting the production, cultivation licenses, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate;; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca